Exhibit 99.1
Financial results for the full year ended 30 June 2010 Sims Metal Management Limited ASX Code: SGM NYSE Code: SMS Supplemental Information 27 August 2010

Disclaimer This presentation may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 14 April 2010. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release. All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release. Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

Financial OverviewFY 2010 FY 2009 Change (%) Sales Revenue ($m) 7,452.68,636.2(13.7) EBITDA ($m)* 352.9259.036.3 Depreciation ($m) 109.1120.7(9.6) Amortisation ($m) 34.850.1(30.5)EBIT ($m)* 208.188.2135.9 NPAT ($m)* 126.740.8210.5 EPS (cents)* 64.522.5186.7 Net cash (outflow)/inflow from operating activities ($m) (47.5)554.4(108.6) Capital Expenditures ($m) 120.9187.5(35.5) Net (Cash) Debt ($m) (15.1)105.6114.3 Net (Cash) Debt/[Net (Cash) Debt + Equity] (%) (0.5)3.6-Sales Tonnes (000) 12,896.613,212.0(2.4) Full Fiscal Year Dividend (cents per share) 3338(13.2) *FY2009 presented EBITDA, EBIT, NPAT and EPS excludes goodwill impairment of $191.1 million, which represented $1.05 per share. *FY2010 presented EBITDA is before impairment of other intangibles of $0.9 million.

Sales Revenue by Region FY 2010 FY 2009 16.0% 16.4% 12.9% 13.4% Australia North America Europe 67.6%73.7% Change $m FY 2010 FY 2009 (%) Australasia 1,221.31,158.65.4 North America 5,040.06,368.5 (20.9) Europe 1,191.31,109.17.4 Total $7,452.6 $8,636.2 (13.7)

Sales Revenue by Product FY 2010 FY 2009 2.6% 2.6% 8.8% 6.7% 1.0% Ferrous Trading1.5% Non Ferrous Shred Recovery12.3% 19.5% Ferrous Brokerage 46.2% 48.7% Non Ferrous Trading Non Ferrous Brokerage Manufacturing/Other 25.0% 17.2% Recycling Solutions 4.7% 3.2% Change• Ferrous brokerage sales associated with SAR JV $m FY 2010 FY 2009 (%) were A$0.7 billion and A$1.3 billion, in FY2010 Ferrous Trading $3,441.9 $4,201.4 (18.1) and FY2009, respectively. Non Ferrous Shred 350.3 278.5 25.8 Recovery Ferrous Brokerage 1,279.0 2,162.8 (40.9) Non Ferrous Trading 1,450.0 1,065.6 36.1 Non Ferrous Brokerage75.5 127.8 (40.9) Manufacturing/Other 98.5 221.6 (10.4) Recycling Solutions 657.4 578.5 13.6 Total $7,452.6 $8,636.2 (13.7)

EBIT by Region $200 153.8 $150 113.3 millions) 81.2 $100 69.0 46.9 $50 (34.8) FY2010 (20.6) ‘s in$0 FY2009 $ ( -$50 (30.1) (32.3) (50.1) -$100 Australiasia North America Europe Corporate Amortisation of intangibles Change FY 2010 FY 2009 $m (%) Australasia 81.2 46.9 73.1 North America 113.3 153.8 (26.3) Europe 69.0 (30.1) 329.2 EBIT by Region* $263.5 $170.6 54.5 Group Corporate Costs (20.6) (32.3) 36.2 Amortisation of intangibles (34.8) (50.1) 30.5 EBIT (pre-goodwill impairment) $208.1 $88.2 135.9 Non-cash goodwill impairment — (191.1) -EBIT (post-goodwill impairment) $208.1 ($102.9) 302.2 *EBIT by Region excludes goodwill impairment (FY09), group corporate costs and amortisation of intangibles.

EBIT by Product $300 258.3 $250 millions) $200 133.2 $150 71.4 40.1 95.5 89.4 $100 21.4 29.3 $50 FY2010 ‘s in 3.2 $0 $ ( ($50)FY2009 (62.5) (8.3) (7.3) ($100) Change EBIT by product is presented pre-corporate costs $m FY 2010 FY 2009 (%) (including group head office costs) and amortisation of Ferrous Trading (incl. NFSR) 133.2 258.3 (48.4) intangibles. Ferrous Brokerage 21.4 40.1 (46.6) EBIT by Product does not reflect any allocation of the Non Ferrous Trading 95.5 (62.5) 252.8 write-off of non-cash goodwill impairment in FY09 to the Non Ferrous Brokerage 3.2 (8.3) 138.6 product categories. Manufacturing/JVs/Other 29.3 71.4 (59.0) Solutions 89.4 (7.3) 1,324.7 EBIT by Product $372.0 $291.7 27.5 Group & Regional Corporate Costs (129.1) (153.4) 15.8 Amortisation of intangibles (34.8) (50.1) 30.5 EBIT (pre-goodwill impairment) $208.1 $88.2 135.9

EBIT Change by Region 250 200 (40) 15 12 99 150 million 208 $100 34 50 88 FY09 EBIT* Australasia Europe (inc. UK) North America Corporate Intangibles FY10 EBIT Costs Australasia $34m Europe (incl. UK) $99m North America ($40m) Group Corporate Costs $12m Amortisation of intangibles $15m *FY09 EBIT is before non-cash goodwill impairment.

EBIT Change by Product 250200 15 (42) 24 97 150 100 208 50 170 88 (144) 0 (50) FY09 EBIT* Ferrous Non Ferrous Recycling Manufacturing/ Corporate Intangibles FY10 EBIT (incl. NFSR) Solutions JVs/Other Costs Ferrous Trading & Brokerage (incl. NFSR) ($144m) Non Ferrous Trading & Brokerage $170m Recycling Solutions $97m Manufacturing/JVs/Other ($42m) Group and Regional Corporate Costs $24m Amortisation of Intangibles $15m *FY09 EBIT is before non-cash goodwill impairment.8

Intake Volumes FY 2010 FY 2009 4.6% 0.3% Ferrous Shredded (incl. 0.4% 3.5% NFSR) 24.6% Other Processed Ferrous 29.6% 33.6% 40.1% Ferrous Brokerage Non Ferrous Trading/Brokerage Other 30.4% 32.9% Change • Ferrous brokerage tonnes associated with Total Tonnes (‘000’s) FY 2010 FY 2009 (%) SAR JV were 1.9 million and 2.2 million tonnes for FY2010 and FY2009, respectively. Ferrous Shredded (inc. NFSR) 5,346 4,236 26.2 Other Processed Ferrous 4,057 4,153 (2.3) Ferrous Brokerage 3,271 3,737 (12.5) Non Ferrous Trading/Brokerage 608 446 36.3 Other 41 45 (8.9) Total 13,323 12,617 5.6

Sales Volumes FY 2010 FY 2009 0.3% 1.0% 4.4% Ferrous Shredded (inc. 3.5% NFSR) 25.3% Other Processed Ferrous 29.1% 32.8% 40.0% Ferrous Brokerage Non Ferrous Trading/Brokerage Other 30.0%33.6% Change • Ferrous brokerage tonnes associated with Total Tonnes (‘000’s) FY 2010 FY 2009%) SAR JV were 1.9 million and 2.2 million tonnes for FY2010 and FY2009, respectively. Ferrous Shredded (inc. NFSR) 5,164 4,330 19.3 Other Processed Ferrous 3,866 4,434 (12.8) Ferrous Brokerage 3,264 3,846 (15.1) Non Ferrous Trading/Brokerage 565 464 21.8 Other 38 138 (72.5) Total 12,897 13,212 (2.4)

Sales by DestinationFY 2010 FY 200916%21% 33% 37% 14% 11% 3% 1%3% 18% 16% 2%1% 10%1% 13%Europe • Domestic sales refer to sales in country of sourcingNE Asia China & HK SE Asia & Oceania Middle East USA/Canada South/Central America Domestic Sales

Group Income Statement $m FY 2010 FY 2009 Change ($) Change (%) Sales Revenue $7,452.6 $8,636.2 $ (1,183.6) (13.7) EBITDA* 352.9 259.0 93.9 36.3 EBIT (pre-goodwill impairment) 208.1 88.2 119.9 135.9 Non-cash goodwill impairment — 191.1 (191.1) (100%) EBIT 208.1 $ (102.9) $311.0 302.2 Net Interest Expense (13.6) (19.3) 5.7 29.5 Tax Expense (67.8) (28.1) (39.7) (141.3) Net Profit / (Loss) After Tax $126.7 $ (150.3) $277.0 184.3 *FY2010 presented EBITDA is before impairment of other intangibles of $0.9 million.

Group Balance Sheet $m FY 2010 FY 2009 Change ($) Change (%) Current Assets 1,494.1 985.9 508.2 51.6 Non-current Assets 2,745.6 2,822.7 (77.1) (2.7) Total Assets 4,239.7 3,808.6 431.1 11.3 Current Liabilities 674.1 577.0 97.1 16.8 Non-current Borrowings 116.6 174.3 (57.7) (33.1) Other Non-current Liabilities 170.2 198.3 (28.1) (14.2) Total Liabilities 960.9 949.6 11.3 1.2 et Assets/Equity 3,278.8 2,859.0 419.8 14.7 Net (Cash) Debt/[Net (Cash) Debt +Equity] (%) (0.5)% 3.6% — -

Group Cash Flow $m FY 2010 FY 2009 Change ($) Profit / (Loss) for the year 126.7 (150.3) 277.0 Adjustments for non-cash items Depreciation and amortisation 143.9 170.8 (26.9) Impairment of goodwill — 191.1 (191.1) Share-based payment 16.9 9.3 7.6 Equity accounted profits net of dividends received 5.2 (16.7) 21.9 Other 1.1 24.2 (23.1) Change in operating assets and liabilities (341.3) 326.0 (667.3) Net cash (outflow) / inflow from operating activities $ (47.5) $554.4 $ (601.9) Payments for PP&E (120.9) (187.5) 66.6 Payments on acquisitions of subsidiaries, net of cash acquired (113.4) (76.0) (37.4) Payments for other financial assets (22.8) — (22.8) Proceeds from sale of PP&E 8.1 5.5 2.6 Proceeds from the sale of subsidiaries — 39.7 (39.7) Return of capital from jointly controlled entities 0.4 3.6 (3.2) Net cash outflow from investing activities $ (248.6) $ (214.7) $ (33.9) Net cash (outflows) / inflows from operating & investing activities $ (296.1) $339.7 $ (635.8)

North America Regional Results FY 2010 FY 2009 Change (%) Sales Revenue ($m) $5,040.0 $6,368.5 (20.9) EBITDA ($m)* $178.6 $228.1 (21.7) Depreciation (64.4) (74.3) 13.3 EBITA ($m)* $114.2 $153.8 (25.8) Amortisation of intangibles (32.3) (47.1) 31.4 EBIT ($m)* $81.9 $106.7 (23.2) Assets ($m) $3,032.3 $2,770.0 9.5 Employees 3,338 3,221 3.6 Sales Margin (%) 15.7% 14.9% - *Pre-goodwill impairment (FY09), impairment of other intangibles (FY10) and group corporate costs.

Australasia Regional Results FY 2010 FY 2009 Change (%) Sales Revenue ($m) $1,221.3 $1,158.6 5.4 EBITDA ($m)* $102.2 $67.5 51.4 Depreciation ($m) (21.0) (20.6) (1.9) EBITA ($m)* $81.2 $46.9 73.1 Amortisation of intangibles ($m) (0.1) (0.1) - EBIT ($m)* $81.1 $46.8 73.3 Assets ($m) $562.8 $485.5 15.9 Employees 841 900 (6.6) Sales Margin (%) 22.1% 19.5% - *Pre-group corporate costs.

Europe Regional Results FY 2010 FY 2009 Change (%) Sales Revenue ($m) $1,191.3 $1,109.1 7.4 EBITDA ($m) $91.9 $(6.3) 1,558.7 Depreciation ($m) (22.9) (23.8) 3.8 EBITA ($m) $69.0 $(30.1) 329.2 Amortisation of intangibles ($m) (2.4) (2.9) 17.2 EBIT ($m) $66.6 $(33.0) 301.8 Assets ($m) $644.6 $553.1 16.5 Employees 1,307 1,340 (2.5) Sales Margin (%) 27.6% 24.0% -

Right. Now.